Filed by Ares Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

The following is a transcript of a video interview of J. Clay Sell, Chief Executive Officer of X-Energy Reactor Company, LLC (“X-energy”) with IPO Edge Fireside Chat, made available on October 19, 2023, at https://ipo-edge.com/.

John Jannarone (IPO Edge)	Hello. I’m John Jannarone, Editor-in-Chief of IPO Edge. Very, very happy to have back the CEO of X-energy, Clay Sell. We had these folks on back in, I believe, February. The transactions moved along. Clay’s going to talk all about that and small nuclear reactors. Can’t wait to talk to Him. But before that, I just want to remind everyone to ask questions. You can do that [00:00:30] by popping them in there on your Zoom portal or send us an email at the address you see there below, and Clay will happily address those later on in the program. Also, if you want to watch a replay, that’ll be available most easily on ipoedge.com, or you look it up under AAC ticker on, Bloomberg or Yahoo Finance. Before we introduce Clay, Jarrett, my co-host, I believe we have a little video to demonstrate what this technology is all about.

START OF VIDEO (SAME VIDEO AS HERE: https://x-energy.com/updates-all/redefining-nuclear-energy

Speaker 1:	[00:01:00] The global economy needs to decarbonize by 2050. There’s a global consensus around that. The world is behind, and we want to be part of catching it up.

Speaker 2:	I started X-energy to change the world. There’s this direct relationship between the standard of living around the world and energy. If you don’t have [00:01:30] energy, you don’t have clean water, you don’t have education, and many other things. We might not survive if we do not deal with the climate change issues and the energy need that is required. If you really think about it, the answer is really nuclear.

Speaker 1:	The future of nuclear energy is going to be with advanced generation-four nuclear power systems like X-energy’s. We differ from traditional nuclear in a number of ways. We start with a reactor that is intrinsically [00:02:00] safe, it cannot melt down. We don’t need hundreds and hundreds of acres for a site. So that makes us ideally suited, for example, to going to a former coal site and bring jobs to a former coal community. Our technology is largely built in a factory, and every component can be shipped over a US highway. That gives us amazing level of geographic flexibility.

Speaker 2:	[00:02:30] We can not only compete with traditional nuclear reactors, but we can compete with fossil fuel and natural gas.

Speaker 1:	We’re in the vanguard of turning advanced nuclear power into the default technology when it comes to carbon-free power on a global scale.

Speaker 2:	If you sort of really look at the story of X-energy is full of miracles from innovation to technology, from [00:03:00] how we build our system, how we design our system. When you believe in something, you just go do it.

END OF VIDEO

John Jannarone (IPO Edge)	All right. With that, I’m going to pass the baton to my colleague, Jarrett Banks, who’s going to introduce our guest of the day, Clay Sell.

Jarrett Banks (IPO Edge)	Thanks, John. Clay, welcome back to the program. Let’s get started here by maybe filling in the folks who don’t [00:03:30] know about X-energy. How did you get started and what makes you unique?

Clay Sell (X-energy)	Well, first off, before I answer that wonderful lead-in, let me just thank both you and John for having me back. I love being on with you, and I really look forward to the dialogue today. I have a unique history in the nuclear business. I’ve been involved in it for 29 years. I did take a 10-year gap where I developed renewable projects in South [00:04:00] and Central America. But what really brought me back to the nuclear industry was a belief that there was no way the world can meet the increasing energy demand and decarbonize a global economy, which is 80% dependent upon fossil fuels, without a massive increase in clean, firm power sources. And without question, the number one clean, firm power choice that is out there for utilities, [00:04:30] for industrial customers, et cetera, is nuclear power.

And so there was a special moment in time that I thought would lend itself to a new innovative company like ours that was bringing technology that has been around but had never been brought to the marketplace in this way. I thought it was a unique opportunity, quite frankly. I’ll be honest. I thought it was the greatest business opportunity of my lifetime and a great opportunity to both make money and have a huge impact [00:05:00] on the world in which we live.

Jarrett Banks (IPO Edge)	Right, great. Where has X-energy received funding?

Clay Sell (X-energy)	So the bulk of our funding is really committed to us from competitive grants that we’ve earned from the US government, and we’ve been remarkably successful. In the last five or six years, we’ve earned on a competitive basis over one-and-a-half billion dollars in US government funding [00:05:30] into our company. We combined that with over $400 million that we’ve raised in private capital to bring our technology to the marketplace. We are in the early stages of revenue from some of our customers that are evaluating our technology, but the bulk of our capital to bring our chief products to the marketplace is coming from the US government and the private capital that we’ve [00:06:00] raised.

Jarrett Banks (IPO Edge)	All right, great. Let’s dive into that technology. How exactly does your technology work?

Clay Sell (X-energy)	Well, we start with a reactor that cannot meltdown, and let me emphasize it is physically impossible for this reactor to meltdown. It is against the laws of physics for this reactor to meltdown. It starts with a fuel form that we call TRISO-X. We showed a picture of it in the video. [00:06:30] It has the uranium, which is that’s the magic power of nuclear, it has the uranium encased in layers of ceramic and graphite material. Those materials don’t melt at any temperatures that it would see in the reactor. Then we put that incredibly robust fuel, by the way, the Department of Energy has called it the most robust fuel that has ever been invented, we take this robust fuel, we put it in a reactor that’s intrinsically safe. There’s a lot to the nuclear physics where [00:07:00] it has a self-regulating core. So if the core were to heat up beyond a certain level, it shuts the nuclear chain reaction down automatically. And so those things combine for a remarkably, remarkably safe reactor.

When you start with a reactor that can’t melt down, it changes completely the nature in which you build that reactor. So first off, it changes the nature of the conversations we have in [00:07:30] the communities in which we endeavor to operate, which is wonderful. But again, a reactor that can’t melt down does not have to have all of the required backup systems around it that would operate in the case of a loss of coolant. So you can think of a traditional nuclear plant has a large concrete and steel containment structure around it. It has backup power, backup pumps, backup valves, backup water reservoirs, all of which are designed [00:08:00] to operate in the case of a loss of coolant and a potential meltdown. We don’t have that risk. So a lot of those systems go away.

So we end up with a machine that can be built in a factory, has many fewer components, and it really allows us to deploy this amazing technology in a way very differently than the way it was deployed in the past. When you think about in the past, the large reactors, stick built in the field, [00:08:30] taking a decade-plus to build. This, a smaller reactor, built in a factory, shipped to the site, assembled in a period of months rather than years, brought to the marketplace with much more predictable cost and schedule, which I think will be ultimately the winningest attribute of our design.

Jarrett Banks (IPO Edge)	Right. Now, you mentioned the Department of Defense. Will the microreactor be available outside the military?

Clay Sell (X-energy)	[00:09:00] Eventually, this reactor will…excuse me. Your question did not make me cough. This technology will absolutely be available to the marketplace. Originally, so the Department of Defense has a requirement for very small reactors that they can fly, for example, on a C-17 to a remote location, turn them on, operate them for a number of years, turn it off, move it, and do it again, so a micro- [00:09:30] mobile reactor. The Department of Defense has these unique needs. They have awarded us multiple contracts to develop a microreactor design, again, based on our really robust TRISO fuel, and they are continuing to do that.

The first applications will be with the military, but as we have seen time and time again in the history of the US economy, what is first deployed for the military then gets transferred [00:10:00] to the private sector. And so the next place we will see it applied in certain niche applications, disconnected from the grid for industrial applications and other things. But it’s a really exciting technology. We’re very, very proud of our partnership with the Department of Defense.

Jarrett Banks (IPO Edge)	So it reminds me of the space program and all the benefits that we got from that.

Clay Sell (X-energy)	Yeah, exactly. Even beyond Tang, we got even more benefits [00:10:30] than that.

Jarrett Banks (IPO Edge)	That’s right. Now you mentioned the TRISO-X pebbles. Can you explain to us exactly how those work?

Clay Sell (X-energy)	Yeah. So we take a kernel of uranium and carbon chemistry that is enriched to 15.5% U-235. I’m not going to get any more technical than that, but that’s where you get the power of the nuclear heat from. And then we wrap [00:11:00] that little poppy seed, I mean it’s half-a-millimeter wide, we wrap it in layers of ceramic and graphite material. And then we combine those now millimeter-sized poppy seeds into the billiard ball sized fuel form that we use in our reactor. And those layers of ceramic material really form the containment structure [00:11:30] around the fuel. So let me tell you why that’s important.

Number one, those materials cannot melt at any of the temperatures it would see in the reactor life. So it’s a very robust, it’s a mechanically, incredibly robust fuel form. But then secondly, those layers retain all of the waste products that are produced during the nuclear chain reaction while the fuel is being consumed, [00:12:00] and it keeps the waste form inside the fuel and outside of the biosphere, the air and water that you and I live and breathe in. And so it makes it incredibly robust in the reactor. It’s a very safe form after it comes out of the reactor, and it will ultimately survive for geologic time in a geologic repository and keep and [00:12:30] protect public health and safety in an extraordinary way.

Jarrett Banks (IPO Edge)	All right. Now, as you know probably better than anybody, nuclear does have its skeptics. How do you plan to prove them wrong?

Clay Sell (X-energy)	Yeah, there’s a lot of skepticism about nuclear, which honestly can be quickly removed with a basic level of education. They have perhaps a view that it’s unsafe, when [00:13:00] in fact, it’s the safest form of power generation that the world has ever invented. People are worried about nuclear waste, and yet our industry is the only industry in the world that can tell you exactly where every molecule of waste that has ever been produced, where it exists today, and that it is safely protected from the public and from the environment. So issues like that, we can manage through good public education.

[00:13:30] The skepticism around nuclear, which is well-placed in my judgment, is the inability of our industry to historically, and particularly in the last 40 years, bring projects online rigorously on schedule and even approximately on budget. That is the challenge. So when I came back to the industry, I got together with our team and it’s like, how do we solve that? And one thing you do to solve it is you start with a different technology, a meltdown- [00:14:00] proof reactor that has many fewer parts, that’s simpler, it’s more elegant to build, can be built in a factory. That’s number one.

And then secondly, we looked at the lessons of the last 40 years. One of the things that we learned, it’s obvious to you and me, but it is not always been practiced in our industry, is ensure the plant is 100% designed. And when I say 100% designed, I don’t mean mostly designed, 100% designed all the way through the advanced work package instructions [00:14:30] that go to the constructor. So that is done, it’s set. You’ve gotten the regulatory approval. You have a well-planned, well-thoughtful delivery program that can be executed upon and managed.

And we’re going to test the theory of that case even before we start by building the plant in its entirety in virtual reality, a 4D, time-phased program, which is a relatively new technology to the construction sector. It’s been used, for example, on LNG plants. [00:15:00] It’s yet to be used on nuclear plants. We’re going to do that.

PART 1 OF 4 ENDS [00:15:04]

Clay Sell (X-energy)	And then the final thing that we’re doing to address that well-placed skepticism on project delivery is team with one of the very best organizations in the world in terms of building large, complex projects. And that is our first customer, Dow Chemical. So the first project that we’re building is going to be on the Texas Gulf Coast for Dow Chemical. It’s a [00:15:30] heat and power plant that will be used to support an ethylene plant that they have in Calhoun County, Texas. Dow has a fantastic track record in building mega projects. They have the Dow way of doing it. We’re going to implement that on our first project.

So we start with a better technology that lends itself to better performance. We’ve studied and practiced and implemented the lessons of the past on [00:16:00] how to keep project construction under control. And then we’re teaming with one of the best partners in the industry. We believe our first project that will come online at the end of this decade, it’ll be the first, very likely the first SMR deployed in the United States. We’re intensely focused on bringing it on time, on budget, and we’re confident that the world will beat a path our door thereafter.

Jarrett Banks (IPO Edge)	Speaking of budgets, how much [00:16:30] do these things cost?

Clay Sell (X-energy)	Well, we haven’t published cost because customers are appropriately sensitive about that, because it’s a matter of competitive sensitivity. But we do point to the Department of Energy advanced reactor liftoff report. It has projected cost numbers for a first of a kind and for [00:17:00] the nth of a kind, which is the sixth or seventh plant that you build once you’ve come down the cost curve. Our projections are very consistent with what is in that report. But the right way to think about cost, Jarrett, is in the future, customers want clean firm power solutions. So you can get firm power from natural gas and coal, which [00:17:30] has powered the US economy very successfully for a long time. Unfortunately, those plants emit carbon.

Jarrett Banks (IPO Edge)	Mm-hmm.

Clay Sell (X-energy)	You get clean solutions from wind and solar, but when the wind’s not blowing and the sun’s not shining, they produce no power. What the US economy needs is something that does both, that’s completely clean and always on. And that’s what nuclear power provides. When you compare nuclear power to a fossil plant with carbon capture [00:18:00] and sequestration, or a wind and solar plant with long duration storage, which by the way hasn’t been invented yet, the cost of a nuclear power plant is exceedingly attractive. And that has been validated by the number of customer announcements that we’ve made. First with Dow Chemical. We have a strategic relationship with the largest nuclear operator in Canada, Ontario Power Gen. Recently, the largest nuclear utility in the Pacific [00:18:30] Northwest, Energy Northwest, indicated after a competitive process that they’re going to order 12 of our plants with the first one coming online as early as 2030. The cost estimates have been rigorously reviewed by all of those, and you can take some validation in their selection of us as the technology to go forward.

Jarrett Banks (IPO Edge)	All right, great. I just want to let everyone watching know that we do see your questions. SMR refers to small [00:19:00] modular reactor. Before we get to the rest of those questions, Clay, tell us a little bit about what the next decade is going to look like for X-energy.

Clay Sell (X-energy)	Yeah. So again, we have a very significant amount of customer interest that we’re managing and bringing them in. Some of those customers are now doing feasibility studies. Then we will move them into [00:19:30] kind of joint development agreements where they start spending real money to develop the projects with us. So that’s on a sales and revenue side. It’s a very robust environment.

For the next five to six years, we are going to complete the engineering on our Xe-100 reactor. We’re going to file our construction permit with the USNRC, get that through. Then we will start [00:20:00] construction on this first project for Dow in about three years. And that project will come online around the end of the decade, so in the ‘29, ‘30 timeframe. So that gets a lot of our focus and attention. In parallel to that, we have a fuel business. So we manufacture the fuel [00:20:30] in a proprietary manner where we’ve made significant investments to improve quality and reduce the cost of manufacturing this specialized fuel. So we have a plant that will soon be under construction in Oak Ridge, Tennessee to build commercial quantities of TRISO fuel. That plant will be online in early ‘26 to start producing the fuel for our first project at Dow Chemical.

So big emphasis for [00:21:00] the next three to four years on bringing our product to the marketplace, having it finally designed, our fuel capability to the marketplace, having it in production, and then continuing to build out our book of business which is our revenue model is, we are a licensing company. We license our technology to those that build our plants. Number two, we sell fuel for the 60-year life of the plants. And then number three, we sell a host of [00:21:30] services associated with the early development of those plants: site-specific engineering, site characterization, regulatory support. Revenue comes in early on each of these products, so working that revenue and business development side in conjunction with our product development is really the focus for the next few years.

Jarrett Banks (IPO Edge)	Okay. Let’s get to the most [00:22:00] exciting part perhaps here at IPO Edge for us, going public. Why are you going public now?

Clay Sell (X-energy)	Well, number one, we have long viewed that that was the appropriate place for our company, to come into the public markets. We are a rapidly growing company. We want the ability to access the sources of capital that are only available to public companies. And then we had an opportunity [00:22:30] to team with an extraordinary partner in Ares management through Ares Acquisition Corporation. Ares is a $360 billion plus platinum class asset manager on a global scale, 30 offices, 3,600 employees. What was attracted to me is they brought a long history of infrastructure project development, and particularly green infrastructure [00:23:00] project development to our company.

So when we think about how we are going to evolve our business model on a go forward basis, how we’re going to finance the construction of plants all over the globe, how we continue to lean into and perform as a public company, there were a lot of soft skill sets, experience and capabilities that Ares brought to us that was very attractive. They made a sizable underlying investment in [00:23:30] the company and we just couldn’t be more pleased with the opportunity to partner with them. Yeah, I’ll leave it at that.

Jarrett Banks (IPO Edge)	When is the transaction supposed to take place?

Clay Sell (X-energy)	Well, our S-4 went effective with the SEC. We announced that on Monday. And the merger will [00:24:00] occur about the first week of November, and we expect to be listing then on the New York Stock Exchange.

Jarrett Banks (IPO Edge)	Right. So just to explain, for anybody who owns shares in AAC, those will automatically convert into X-energy shares?

Clay Sell (X-energy)	Yeah, yeah, post-merger, provided that those shareholders elect to [00:24:30] approve the transactions stay in.

Jarrett Banks (IPO Edge)	All right, great. I’m going to hand the reins over to my colleague John Jannarone, and we’re going to take a look at some of the audience questions. Take it away, John.

John Jannarone (IPO Edge)	All right, thanks, Jarrett. Yeah, we’ve had quite a few. Clay, we’re going to go a little financial here to kick it off. How capital intensive is this? I mean, I look at a traditional nuclear power plant, and that looks like a tremendously large and expensive project. Are you able to do it more efficiently?

Clay Sell (X-energy)	Yeah. [00:25:00] John, we have a relatively CapEx light business model. So what we are investing in today is a final design of the Xe-100 reactor with all of the analysis associated with it to get it approved by the NRC. So that is a package of intellectual property. Based on the awards we received from the Department of Energy, half of that cost is being put in [00:25:30] by the Department of Energy, half of it’s being put in by our private investors. That technology package, we will license to hundreds of customers in the coming years. And that’s a product that was built, and it’s just a licensing revenue model thereafter. So a very capital light piece of our business.

Our services business is, again, that is us selling the capability that we’ve developed to support our customers in bringing projects to fruition [00:26:00] a services-oriented business capital light. The only capital, a more capital intense piece of our business is our fuel manufacturing capabilities. So we are a builder of the fuel manufacturing plant. There’s capital associated with that. Continuing to grow our production capability will require capital. But again, the first phase of that is, 50% of the cost will be shared by the US [00:26:30] government.

Even in our fuel business, it’s a relatively capital light fuel business. The inventory will be owned by the plant owner. So they’ll buy the uranium, they’ll buy the enrichment, they’ll deliver that to our plant gate. Then we, in a tolling operation, fabricate that into the fuel form, which we then deliver back to the plant. So even our fuel business, which is the most capital intense piece of our business, is a relatively capital light business model because we don’t [00:27:00] carry inventory. So I think it’s really attractive. It’s a relatively small amount of capital that is required to get our products to the marketplace, and that’s largely due to the fantastic success the team has had in attracting and earning government dollars into the company.

John Jannarone (IPO Edge)	Great. Now, Clay, something that Jarrett and I think would agree I’ve encountered a lot is an [00:27:30] issue with scarcity of these metals that are required for this new generation of energy, largely in batteries. Is it hard to get uranium that’s necessary for what you’re doing?

Clay Sell (X-energy)	No, uranium is not a constraint. The earth’s crust is as abundant resources of uranium. But what is in a short supply today is the capability to enrich [00:28:00] that uranium up to the levels that we use. That’s where uranium is less than 1% U-235. We increase the concentration of that through a mechanical process up to 15.5%. That process is called enrichment. It’s an industry that is growing significantly on a global basis. Recently, a US enrichment company announced their first cascade [00:28:30] to enrich to the higher levels. So that is a constraint that exists today that we expect to disappear well before we need that material for our commercial build down. So that’s the biggest constraint that we face. Everything else is, quite frankly, we’re not indifferent from other large infrastructure bills [00:29:00] that are dependent upon the constraints that exist in the global supply chain. The only unique thing is the uranium piece.

John Jannarone (IPO Edge)	Right now, Clay, an issue that you touched on with Jarrett here is intermittency when we’re talking about solar and wind. When you’re thinking about nuclear power, of course this can run all day and all night, but do you need to store it. Is it hard to transfer? Just help us think about that. Because it’s funny, Clay, most of our viewers know solar and wind really well, [00:29:30] but you’re one of the few nuclear guys we’ve had here.

Clay Sell (X-energy)	Right. What an opportunity for me. So let me answer that question with an example. Let’s talk about our first project at Dow Chemical. We have a nuclear reactor. It’s got fuel in it. It generates heat. That heat is evacuated. In our case, we use helium as the heat transfer fluid. We take it to a steam generator, and we produce very high quality, very high temperature steam. [00:30:00] That’s what we produce. You can basically take that steam and do a number-

PART 2 OF 4 ENDS [00:30:04]

Clay Sell (X-energy)	That’s what we produce. You can basically take that steam and do a number of things with it. What Dow is going to do is they’re going to take some of that steam and take it directly to the plant for plant operations. The petrochemical sector uses a lot of steam and pressure in their operations. They need huge sources and quantities of steam. Dow has said on a go-forward basis, “We want that to be carbon-free steam.” [00:30:30] Part of the reactor output will be steamed directly to the plant. We can deliver that steam for several miles very efficiently. That’s how that piece of the power gets delivered.

What doesn’t go to the steam plant we’ll put in a turbine gen set and turn it into electricity. That electricity, some of the electricity will be used to support the plant. The balance of the electricity will be injected into [00:31:00] the Texas grid. Electricity is transferred just like electricity from any other source, whether it’s wind, solar, coal or nuclear across the country’s interstate transmission lines.

What’s really unique and interesting about this plant is our ability to produce both steam and power, which is so necessary to so many of the industrial processes around the world. You cannot efficiently produce [00:31:30] 1000-PSI steam with a solar panel or a windmill. You’re either going to do it with fossil fuels, that’s how it’s done today, or you’re going to do it with nuclear. That’s the way it’s going to be done tomorrow. We believe it will be predominantly done with our Xe-100 reactors.

John Jannarone (IPO Edge)	Now Clay, a question that comes up quite a bit with these other sources of green energy is the competitive landscape. You spent time at the [00:32:00] Pentagon. Tell me how much that creates a barrier to entry. I mean, I can’t just start a nuclear power company in my garage, can I?

Clay Sell (X-energy)	You, John, probably cannot, but others have. Look, the biggest barrier to entry is it takes in a rough order of magnitude a billion dollars to get a product designed, to get [00:32:30] the analysis done, to take it through the NRC process and get it to the marketplace.

I think the good news is the addressable market globally, or just in North America, or just in the United States is so large that anyone that can do that and deliver well on time and on budget, there’s going to be a winner for that. There are a number of nuclear companies that are in the marketplace today. We compete with them head-to-head all [00:33:00] the time. The truth is all of us can be winners if we deliver because the addressable market is so large.

But the biggest barrier to entry is just the quantum of capital that it takes to get your product to the marketplace. Again, not an unimaginable sum, but it will require you to leave your garage to get it raised.

John Jannarone (IPO Edge)	Now [00:33:30] Clay, another one, this is close to my heart. I may have mentioned this last time. My grandfather was a nuclear physicist. Are there enough of those people around to fill your needs? Is it hard to find staff?

Clay Sell (X-energy)	It’s a great question. I get asked about that all the time, and maybe we’re just a super exciting company, but we have had the very best of the US tech sector, the US aerospace [00:34:00] sector, the US nuclear sector come and say they wanted to work for us at X-energy and help change the world. From a technical leadership standpoint, we’re well-equipped. Again, we don’t just employ nuclear engineers and nuclear physicists. We have mechanical engineers, electrical engineers, systems engineers, aeronautical engineers. All of them bring in particular skill sets into our company.

Here’s where I think where we will bump into the constraint. [00:34:30] The US government has said that we need to increase the amount of clean firm power in the US somewhere between 3 to 5X, not 3% to 5%, three to five times what it is today in the next 25 years. That’s we’re talking about building tens of gigawatts of plants a year.

Now, we’ve done it before. The US did it in the 1970s. France did it in the 1980s. Korea and Japan have done it [00:35:00] in their history. It’s possible, but it’s going to require a lot of really high-quality trades and skilled craftsmen, nuclear-grade welders, et cetera, to build these plants. It’s not going to affect us on the front end because the supply is there, but when you start building tens of nuclear plants a year in the United States, we’re going to run into those supply constraints.

The most exciting thing about it is [00:35:30] these are fantastic jobs. The timelines are far enough out, it’s something that the trades and craft suppliers can anticipate, can build for, and I’m confident they’ll be ready when we need them.

John Jannarone (IPO Edge)

Clay, but by that you mean you can hire a nuclear-grade welder and that job could be there for many years. Is that what you’re driving at, that this is something that could employ people for a generation?

Clay Sell (X-energy)	[00:36:00] Absolutely. These are, the lifestyle, the level of training you can get and the quality of jobs and the quality of income and quality of life you can live in these high grade trades and crafts is really spectacular. Quite frankly, we’ve lost in this era of a little bit of, I’ll say the word de-industrialization [00:36:30] in the US. We’ve lost a lot of those high-quality jobs. The energy transition presents an extraordinary opportunity to bring those back. We’re seeing it happen.

John Jannarone (IPO Edge)

Clay, when you talk about the size of the market, I have to ask myself is this a technology that you could share or license perhaps for another SMR because I don’t think you guys can do it all yourselves if it’s going to get this big?

Clay Sell (X-energy)	Yeah, [00:37:00] we’ve explored a number of different business models. I want to be very clear. We are absolutely committed in the near term to the business model that we’ve chosen, but we continue to engage with partners, particularly in other markets that would like to have the franchise. I’m going to, smaller [00:37:30] franchise to build Xe-100s in a given marketplace. I think as we evaluate second and third-order growth challenges going forward, models like that, I think you will see them emerge.

John Jannarone (IPO Edge)

Now Clay, this should be obvious, but perhaps just lay it out in layman’s terms. For the average power user, like all of us, we pay power bills. If we were to make [00:38:00] this transition, would that impact us as consumers?

Clay Sell (X-energy)	Over the long haul, I firmly believe that power prices can continue to come down. Never bet, never bet, never bet against the power of American innovation. When we make our investments, when we set our minds to it, we’ve shown time and time and time again that we can [00:38:30] deliver new and better products at lower costs. The power sector is not immune from that. The American consumer has benefited from that from a number of years. Look at the way the cost of wind came down from what it was 20 years ago to what it is today, or solar from what it was 10 years ago to what it was today, or even the productivity and availability of the current fleet.

Nuclear power, for all of its [00:39:00] skepticism, in many markets it’s one of the lowest cost producers of power in many electric markets. I mean at very, very attractive prices. Again, it’s always on. It’s providing spinning reserves. It’s providing a quality to our electric grid that you can’t get from variable technology. I’m nothing if I’m not a deep believer in the power of innovation, the power of technology [00:39:30] to solve and improve the human condition.

John Jannarone (IPO Edge)	Clay, something that we’ve talked about here on our program and in our writing is concerns about the carbon credit market. Is there much carbon worry here or not really because you don’t emit much?

Clay Sell (X-energy)	Well, what nuclear plants represent is a huge opportunity to take advantage of markets [00:40:00] where carbon is priced fairly.

Now, many markets in the US, carbon is not really priced fairly. We have one of the most underdeveloped carbon markets of anywhere in the world. But for example, one of the places that we are operating that we’ve initially sold plants to is in the Pacific Northwest [00:40:30] in Washington State.

Washington State passed a law in 2019, not necessarily to price carbon, but to prohibit carbon emissions from electric generation. All coal plants will phase out by ‘25. All gas plants will phase out by ‘45. There’s a pay to emit sliding penalty scale in between. The Pacific Northwest, and Washington State in particular, there’s not a classical [00:41:00] price on carbon per se, but it’s just been banned by executive and legislative fiat. Carbon-free solutions are going to have a place there. That’s the reason we’ve been so successful in that market.

We’re very active in Canada. Canada has a more advanced approach that they’ve shaped their market more aggressively to price carbon emissions on a [00:41:30] scale where it graduates up over time. Again, that’s going to make our carbon-free technology very, very attractive in that marketplace.

Market designs are different in each jurisdictions, but in all of those market designs you’re better off if you’re bringing a product to the marketplace that provides always-on electricity without carbon emissions.

John Jannarone (IPO Edge)

Gotcha. Now Clay, of course we all know that Texas historically is a big energy state, [00:42:00] perhaps the biggest of all. You’re based there, but your clients may not be located there. Is it helpful with the support of Governor Abbott perhaps to be in Texas? Are you feeling pro-nuclear there?

Clay Sell (X-energy)	I’m a Texan, so I’ll say whether fair or not, we think we’re the energy leaders of the world. Certainly, the state has a fantastic history in oil [00:42:30] and gas. The truth is the state has a fantastic history in wind and solar, I mean, really led the way there 20 years ago. I think the state of Texas today has more wind installed than any state in the Union. There is a desire always in Texas to lead on all things energy.

Let’s be honest, Houston’s the energy capital of the world. The number of engineers and scientists [00:43:00] and project managers and doers that live in that community is second to none on a global basis. Those are all skill sets that’ll be important to our first project. It’s something that I hope and believe that Texas will not just embrace this project, but embrace the extraordinary opportunity around it on a go-forward basis.

I will correct you on one thing. Our company is proudly [00:43:30] based in Rockville, Maryland.

John Jannarone (IPO Edge)	Oh, I’m very sorry. Sorry, Clay. You’re a Texan. I think-

Clay Sell (X-energy)	They allow me to come out there from time to time. Our fuel company is in Oak Ridge, Tennessee, but most of our engineers and wizards and geniuses are residents of Maryland. We’re proud to be there.

John Jannarone (IPO Edge)	Great. Now getting back to going public, Clay, this strikes me as an organic growth story. [00:44:00] Is there any room for M&A in here, or is this industry so nascent that’s not really an option?

Clay Sell (X-energy)	I think the best thing to say is that we have not published anything about our future M&A plans.

John Jannarone (IPO Edge)

Okay, good there. Now Clay, tell me about potential partners. We’ve talked about Dow Chemical. Do you expect, and I know we can’t name any names [00:44:30] here, do you think that large chemical companies are most likely to be your partners or could you go smaller?

Clay Sell (X-energy)	I think we’ve seen an extraordinary level of interest in all sectors and many companies in those sectors that use industrial-grade quantities of steam. The industrial [00:45:00] sector, as a whole, produces as many carbon emissions ...

PART 3 OF 4 ENDS [00:45:04]

Clay Sell (X-energy)	... sector as a whole produces as many carbon emissions as the entire electric sector or roughly the same as the entire transportation sector. So there are a lot of players, large and small. I think initial leadership will come from the larger players, but there’s... Our technology is particularly unique in being able to provide solutions on a small footprint in replicable [00:45:30] 200 megawatt thermal chunks to industrial steam consumers. And we think we have a particular comparative advantage there. And so you can imagine that we’re talking to every entity that is looking for ways to both provide steam in the future and manage their carbon risk. And that’s virtually everyone in every one of those sectors.

John Jannarone (IPO Edge)

Perfect. Now [00:46:00] Clay, I know that you and Jarrett went into detail on this, but there’s another question from the audience, I think we discussed this in the green room as well. The vision that people have of a traditional nuclear reactor, which if I might just blurt it out, is Homer Simpson with a stick of plutonium. How different is that from-

Clay Sell (X-energy)	I can’t believe you said that. No, go ahead. Go ahead. What was your question?

John Jannarone (IPO Edge)	No, I just had to. Tell me about the difference in the safety profile of a traditional nuclear [00:46:30] plant versus an SMR with X-energy’s technology.

Clay Sell (X-energy)	Yeah, I mean, first off, the traditional nuclear sector, the conventional nuclear sector has been unfairly maligned for decades by Homer Simpson. And Homer himself has probably done more to damage the reputation of our industry than anyone, and he’s not even real. He’s a cartoon. But the advanced reactors really go a long way in separating [00:47:00] ourselves from even that misimpression of the current industry, which is completely unfair. But again, our reactors are smaller, they’re safer, they’re built in a factory, and most importantly, it is impossible for us, for these reactors to melt down. We often say, this is not your mother’s or your dad’s [00:47:30] nuclear power plant, this is something very different, and I believe it will completely transform the way the world thinks about always on clean emissions, free energy.

John Jannarone (IPO Edge)	All right, now Clay [inaudible 00:47:47]-

Clay Sell (X-energy)	Goodbye to Homer.

John Jannarone (IPO Edge)	Yeah. Well, let’s talk about something specific here, Project Pele. Can you explain how that works in remote military locations?

Clay Sell (X-energy)	Yeah. The Department of Defense has [00:48:00] particular applications, many of them where they need sources of power that are disconnected from the grid. And so that’s the problem that they’re seeking to solve. Today, most of remote power is provided by reciprocating engines consuming diesel. And so the biggest problem with the reciprocating engine consuming diesel is it has to be supplied by [00:48:30] a very long line of diesel trucks shipping it out there. That represents both a vulnerability and an environmental hazard.

And so the question was, how do we solve for that? And the scope of Project Pele was to design a micro power plant, less than three megawatts electric that can be flown on a C-17, [00:49:00] a large transport plane. It could be set up in three days, operate without refueling for five years, be turned off, shipped to another point, turned back on and do it again. It was really an extraordinary set of requirements. One of the things that the DOD required is that they use TRISO fuel, this special fuel that we use in our plants at X-energy because of its robust nature. And so there was a big design competition [00:49:30] and we, along with a couple other companies were selected to do that. We survived the bake-off rounds and we have an ongoing relationship with the Department of Defense to design this capability.

Again, it’s a longer term play. What I’m really, really proud of is it recognizes the extraordinary [00:50:00] technical chops of our design team, and that the DOD has asked us to, out of many other companies that they could have gone to in the US, to do this. We’re advancing this technology. We continue to own the intellectual property on it, and we’re engaged with a number of commercial customers as to, at what point in this deployment timeline that they could come in and use it. And [00:50:30] there’s remote industrial applications, disconnected from the grid is a classic application. Anywhere where you look around and you see the standard two and a half megawatt reciprocating engine producing power in the field, that’s a potential future opportunity for micro mobile reactors.

John Jannarone (IPO Edge)

Now Clay, we, as you might imagine, with a lot of companies that are going public, are growth companies and sometimes their technology [00:51:00] is unproven, so there is execution risk. My sense is that given the fact that you have these agreements with the government, you already have a proven technology. Can you just hash that out for me?

Clay Sell (X-energy)	Yeah, no, you’re right. This is technology that has a well-established operational pedigree and a well-established regulatory pedigree. So those are two huge advantages. So we’re not inventing anything new. [00:51:30] We are engineering the final design, so we’re doing production engineering, but we’re not inventing new technology per se. And so the execution risk is all about our delivery model, which is, again, we talked about this earlier in the call, it’s, where is skepticism fairly placed [00:52:00] on nuclear, it’s delivering projects on time, on budget.

So that’s what we zeroed in on from the beginning. What does our technology give us to make it easier? Well, our technology gives us a simpler, more elegant plant that can’t melt down that we can build in a factory, and a factory where we can control quality, control timelines, control the workforce, et cetera.

So the factory built component is a big part of that, ensuring that the design is 100% complete, [00:52:30] going through the assembly protocols and virtual 4D time phase virtual reality before we start and dealing with a first class construction partner like Dow. And construction is, I don’t want to minimize it, but it’s having the design complete, knowing the order in which you’re going to do things, and number three, ensuring all of the materials that you need show up when you need them in the right place that you need them [00:53:00] so that the excellent people that work in construction can do it together right. It’s that intense focus on the delivery model, which we think, given the head start our technology gives us, will allow us to transform the industry. But we are not a science project at X-energy. This is known proven technology with a strong regulatory and operational pedigree.

John Jannarone (IPO Edge)

[00:53:30] Well, okay, that’s a great explanation. That’s an important point. I mean, we’ve interviewed so many companies that are just trying something out and sometimes it is a science project. Now in these unfortunate, troubled times we live in, there is a bear so to speak. Is there any need to keep this intellectual property very close and not something that could be taken and used by unfriendly actors out there?

Clay Sell (X-energy)	Well, there are [00:54:00] special rules that apply to nuclear companies like ours. There are extensive export control requirements that we strictly adhere to. We can’t trade, for example, with countries unless they have an agreement in place with the US government that allows civil nuclear commerce and we honor those and we participate fully in that process.

[00:54:30] Our technology does not lend itself in the same way as what was perhaps implied in your question, to nuclear weapons proliferation. And that’s one of the things that really has been a boon to this technology. One of the reasons why the US government [00:55:00] is investing in us is to support a global export market. And the reason they’re comfortable in exporting our technology to the appropriate countries that have the right agreements in place is because our technology is so robust from a non-proliferation standpoint. And so it would be exceedingly difficult for a malicious actor [00:55:30] to misuse our technology, much more difficult with us than virtually any other technology that’s out there. So that’s an advantage when you think about... When you look at the globe and it’s like much of the increase in energy demand globally is going to occur in emerging markets and in emerging markets that don’t have a nuclear power today. We have a technology that can be [00:56:00] sold into those markets and sold into those markets safely and reliably. And so that was one of the most attractive things about our company to the US government.

John Jannarone (IPO Edge)

Perfect. Clay, geez, time has flown here. I’ve got one more question for you before we wrap it up. There are states like Texas and Florida that are not fond of the ESG movement, how do you fit into that?

Clay Sell (X-energy)	Well, [00:56:30] fondness or lack of fondness about ESG has become part of our political dialogue, and we’re engineers, we’re businessmen, we’re technologists, and this I know, that the world needs clean, non [inaudible 00:56:53] power that is always on to provide the things that [00:57:00] humans should be entitled to all over the globe, which is a way of life, clean water, clean air, and the ability to grow in and prosper in the economy of their choice. If people call that ESG, then so be it, but I prefer not to get into the political debate and just focus on bringing really innovative [00:57:30] solutions to the marketplace. The customers will decide, politicians won’t. The customers will decide on this, and I think our record today speaks very well of the value proposition our technology provides.

John Jannarone (IPO Edge)

Well, what can I say, Clay? I mean, I like it. It’s cheaper, it’s cleaner. Can’t beat that. We are about out time here. We are so happy to have back here, Clay Sell, one of our very favorite guests at IPO Edge, who is the CEO of X-energy, about [00:58:00] to go public. If anyone would like to watch a replay, it’ll be up on ipo-edge.com or under the AAC ticker on your Bloomberg terminal or on Yahoo Finance. I’d like to thank Clay so, so much for being back with us and my co-host, Jarrett Banks. Thanks everyone for joining.

Clay Sell (X-energy)	Thank you very much. Let’s do it again soon.

John Jannarone (IPO Edge)	All right.

PART 4 OF 4 ENDS [00:58:19]

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) (“AAC”) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between X-energy and AAC, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023, July 25, 2023, September 22, 2023 and October 10, 2023 respectively, the “Registration Statement”) with the SEC, which includes a definitive proxy statement/prospectus distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, Hamas’ attack of Israel and the ensuing war, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.